THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

January 26, 2009

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      THEWEBDIGEST CORP.
         AMENDMENT NO 6 TO FORM S-1
         FILED DECEMBER 19, 2008
         FILE NO. 333-151485

Dear Ms. McManus:

Pursuant to your comment letter dated January 14, 2009, the following will answer accordingly. We have enclosed a marked-up amendment No. 6 and keyed our answers for your review.

Outside Front Cover Page of the Prospectus
------------------------------------------

Question:

      1. Please delete the two newly-added paragraphs on the cover page of the Registration Statement, which begin "investing in our common stack involves . , . ." and "Neither the Securities axed Exchange Commission nor any state ...." and restore these paragraphs to the outside front cover page of the prospectus. Refer to Item 501(b) of Regulation S-K.

Answer:

         We deleted the two (2) paragraphs as requested and restored the same two (2) paragraphs on the outside front cover page of the prospectus.

Question:

      2. We note your disclosure that your common stock is presently not traded on any market or securities exchange. Please provide additional disclosure here regarding your plans to have your common stock listed on the OTC Bulletin Board subject to the effectiveness of the Registration Statement.

Answer:

         We provided additional disclosure as requested regarding our plans to have our common stock listed on the OTC bulletin board subject to the effectiveness to the registration statement.

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

Prospectus Summary, page 2
--------------------------

Question:

      3. Please delete the following duplicative paragraphs from page 4 of your prospectus summary or tell us why such information is necessary:

         The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 7. PLEASE READ THIS PROSPECTUS CAREFULLY."

Answer:

         We deleted the duplicative paragraphs on page 4 as suggested.

Question:

      4. Please revise to clearly indicate that each web portal will contain both substantive information and links to other websites. Also, please, provide more detail and clarity regarding the content of each website, including a statement that the company will not create any of the content pasted on its web portals. Please clearly state that such content will be posted on your web portals at the time you present the portals to potentials sponsors.

Answer:

         We have disclosed the following as requested:

         The specific web sites (web portals) are focused on the subject matter named within the domain name with the primary emphasis on informational material gathered on the specific subject matters. Additionally, each web site will contain copyrighted and approved materials from independent third parties such as other web sites (link exchanges), magazines, publications and outside sources without violating federal statues on copyrighted material. The proposed web sites will be presented to prospective sponsors at completion of the development and have a sponsored link from our web portals to the sponsors web sites upon execution of the agreement. At the presentation of our web sites to various sponsors, the completed design and content will be posted as to indicate fully developed web sites.

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

Question:

      5. Please revise to provide a description of how you will ensure that the informational content which the independent contractors) provide to you will be copyright approved. Include a description of the potential consequences in the event that copyrighted information is posted on you web portals without permission. Add a risk factor discussing this risk or advise us why you believe such disclosure is not necessary. Also, please provide additional disclosure here regarding issues relating to posting third-party information on your web portals. Describe any legal prohibitions or likely obstacles to your use of third-party information without express written permission from the third-party and your business strategy for obtaining necessary information.

Answer:

         We have disclosed the following as requested:

         Our independent contractor is providing the informational content on our various web portals. Since we are not creating original content, we are gathering content from independent sources including the Library of Congress, magazines and various publications for our web portals. When we display this informational content on our specific web sites, we must obtain permission and, in some cases, copyright approval. Since we are not selling products or endorsing products on our web sites, we are of the opinion that if permissions and/or copyright approval are not obtained properly or for some reason, the publisher of the informational content as displayed on our web site does issue a "cease and desist" order, we could have claims resulting in financial damages. Even though we have internal control procedures to review permissions and copyright approved content, there are no assurances that we will obtain all permissions or approvals properly which could ultimately result in further expenses and claims.

         Additionally, we have included the following in the risk section of the prospectus:

         THEWEBDIGEST CORP. USES INDEPENDENT CONTRACTORS TO OBTAIN AND DISPLAY INFORMATIONAL CONTENT ON OUR WEB SITES. ALL CONTENT SHOULD HAVE PERMISSION OR COPYRIGHT APPROVAL PRIOR TO PUBLISHING ON OUR WEB SITES. THERE ARE NO ASSURANCES THAT WE WILL BE ABLE TO OBTAIN PERMISSION OR COPYRIGHT APPROVAL AND WITHOUT SAME COULD RESULT IN DAMAGES.

         The informational material, published on our web sites, requires permission and / or copyright approval. We have internal controls to assure that we have permission and / or copyright approval from all third parties. We use independent contractors to provide content from various sources including the Library of Congress, magazines and various publications both in print and web-based. There are no assurances that we will avoid "cease and desist" orders or claims because we have not obtained permissions or copyright approvals for various content. Accordingly, we could suffer damages and expenses for these oversights.

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

Management's Discussion and Analysis or Plan of Operations, page 20
-------------------------------------------------------------------

Question:

      6. You state on page 23 that you will require a minimum of $70,000 for your business but do not explain precisely how this money will be spent. Please revise.

Answer:

         The anticipated requirements for the use of proceeds of the $70,000 is to spend the initial $30,000 with our independent contractor to build, produce and complete our initial 5 web portals for presentation to sponsors and others to fulfill our payment obligations pursuant to agreement. Additionally, the balance ($40,000) is anticipated to be used to market our web portals, to sponsors and consumers through the internet including pay-per-click (PPC), conventional marketing and printed collateral materials.

Question:

      7. We do not understand counsel's statement that "[i ]n passing on certain corporate records and documents of the Company, we have necessarily assumed the correctness and COMPLETENESS of the statements made or included therein by the Company, and we express no opinion thereon." Since the referenced documents may include conclusions of law, this statement seems inappropriate. Please provide a revised opinion of counsel which does not include this statement.

Answer:

We have provided a new Exhibit 5.1 as requested.

The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Steve Adelstein
Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

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